                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                            LIBERTY MEDIA CORPORATION
                            -------------------------
                                (NAME OF ISSUER)


1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").
2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").
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                         (TITLE OF CLASS OF SECURITIES)


1.   Series A Common Stock:                                          530 718 105
2.   Series B Common Stock:                                          530 718 204
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                                 (CUSIP NUMBER)


                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
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 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                October 10, 2002
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                            Exhibit Index on Page A-1

                                   CUSIP Nos.

Series A Common Stock:                                               530 718 105
Series B Common Stock:                                               530 718 204
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1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Kim Magness
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2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) / /
     (b) /X/
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3)   SEC Use Only
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4)   Source of Funds (See Instructions)          OO
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5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
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6)   Citizenship or Place of Organization        U.S.A.
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                    7)   Sole Voting Power
                                   Series A Common Stock           26,555,354(1)
                                   Series B Common Stock           17,851,758(2)
Number of Shares    ------------------------------------------------------------
                    8)   Shared Voting Power
  Beneficially                     Series A Common Stock           97,183,020(1)
                                   Series B Common Stock           70,850,108(2)
 Owned by Each      ------------------------------------------------------------
                    9)   Sole Dispositive Power
Reporting Person                   Series A Common Stock            2,164,822(1)
                                   Series B Common Stock            1,627,686(2)
      With          ------------------------------------------------------------
                    10)  Shared Dispositive Power
                                   Series A Common Stock          121,573,552(1)
                                   Series B Common Stock           87,074,180(2)
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person
                                   Series A Common Stock          123,738,374(1)
                                   Series B Common Stock           88,701,866(2)
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12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                         / /
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13)  Percent of Class Represented by Amount in Row (11)
          5.06% of Series A Common Stock
          41.83% of Series B Common Stock
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14)  Type of Reporting Person (See Instructions)    IN
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(1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The number of shares of Series A Common Stock shown in rows 7 through 11 above assumes that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock. (2) See Item 5 below.

ITEM 1. SECURITY AND ISSUER

     No Change

ITEM 2. IDENTITY AND BACKGROUND

     No Change.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     No Change.

ITEM 4. PURPOSE OF TRANSACTION

     On October 10th and 11th of this year, Gary Magness, a member of Magness Securities, LLC, withdrew from Magness Securities, LLC 5,408,024 shares of Series B Common Stock and 2,374,156 shares of Series A Common Stock, respectively, and transferred such shares to GMag, LLC, a limited liability company wholly-owned by Gary Magness in exchange for a pro rata reduction in his percentage ownership in the membership interests of Magness Securities, LLC. Since Gary Magness and Kim Magness shared dispositive power and Kim Magness, as manager of Magness Securities, LLC, had sole voting power over shares held in Magness Securities, LLC, these transactions resulted in a change in the dispositive and voting powers of Kim Magness.

     The filing person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of the Company Securities beneficially owned by the filing person are as follows:

                                   AMOUNT AND NATURE OF          PERCENT OF CLASS
TITLE OF CLASS                     BENEFICIAL OWNERSHIP              POWER(1)
--------------                     --------------------          -----------------
Series A Common Stock              123,738,374(2)(3)(4)(5)(6)          5.06%
Series B Common Stock               88,701,866(2)(3)(5)               41.83%

(1) Based on 2,358,053,664 shares of Series A Common Stock, and 212,045,128 shares of Series B Common Stock outstanding on June 30, 2002

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

     Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one of one vote per share.

(3) Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate. Accordingly, the following shares beneficially owned by the Bob Magness Estate are reflected in full in Kim Magness' share information:
     (i) 97,183,020 shares of Series A Common Stock and (ii) 70,850,108 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(4) Kim Magness possesses options to acquire 112,500 shares of Series A Common Stock all of which are currently exercisable.

(5) After the transaction described in Item 4, Kim Magness is the manager and a holder of approximately 67% of the membership interests in Magness Securities, LLC. Accordingly, the following shares beneficially owned by Magness Securities, LLC are reflected in full in Kim Magness' share information: (i) 23,346,540 shares of Series A Common Stock, and
     (ii) 16,224,072 shares of Series B Common Stock. The foregoing share numbers assume the conversion in full of all shares of Series B Common Stock into shares of Series A Common Stock. SEE footnote 2 to this
     Item 5(a) for an explanation of the convertibility of the Series B Common Stock into shares of Series A Common Stock.

(6) Kim Magness is the manager and a holder of a 50% membership interest in Magness FT Investment Company, LLC. Accordingly, the 1,043,992 shares of Series A Common Stock beneficially owned by Magness FT Investment Company, LLC are reflected in full in Kim Magness' share information.


     (b) The following indicates for the filing person the number of shares of Company Securities as to which there is sole or shared power to vote or dispose of the shares:

                                                SOLE VOTING           SHARED VOTING
          CLASS OF SECURITY                        POWER               POWER(1)(2)
          -----------------                     -----------           -------------
          Series A Common Stock                  26,555,354             97,183,020
          Series B Common Stock                  17,851,758             70,850,108

                                                   SOLE                  SHARED
                                                DISPOSITIVE           DISPOSITIVE
          CLASS OF SECURITY                        POWER              POWER(1)(2)
          -----------------                     -----------           -----------
          Series A Common Stock                  2,164,822            121,573,552
          Series B Common Stock                  1,627,686             87,074,180

          (1) As a co-personal representative of the Bob Magness Estate, Kim Magness shares both voting and dispositive power over the shares held by the Bob Magness Estate with its co-personal representative. Kim Magness and Gary Magness are the co-personal representatives of the Bob Magness Estate.

          (2) Pursuant to oral agreements with Gary Magness, Kim Magness shares dispositive power over the shares held by Magness Securities, LLC and Magness FT Investment Company, LLC with Gary Magness.


     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the filing person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.

     (e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     In addition to contracts, arrangements and understandings previously disclosed, as security for a loan with US Bank Corporation, Kim Magness has pledged 3,480 shares of Series A Common Stock and 1,015,220 shares of Series B Common Stock and the Estate of Bob Magness has pledged 10,747,964 shares of Series A Common Stock and 13,327,932 shares of Series B Common Stock. The Estate of Bob Magness has also pledged to Bankers Trust Company a subsidiary of Deutsche Bank Trust Company 15,584,948 shares of Series A Common Stock and 49,289,504 shares of Series B Common Stock as security for a loan with Deutsche Bank Trust Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No Change

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2002



/s/ Kim Magness
-----------------------------
Kim Magness